Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260387

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated May 10, 2022)
SHAPEWAYS HOLDINGS, INC.
Up to 29,310,174 Shares of Common Stock
298,408 Warrants to Purchase Common Stock
________________
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 10, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-260387) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 16,150,816 shares of our common stock, $0.0001 par value per share (“common stock”) issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and (ii) 2,259,184 shares of our common stock issuable upon the exercise of private warrants (the “Private Warrants”) originally issued to Galileo Founders Holdings, L.P.

The Prospectus and this prospectus supplement also relate to the resale or disposition from time to time by (a) the selling stockholders named in the Prospectus or their permitted transferees of up to 10,900,174 shares of our common stock, consisting of (i) up to 3,400,000 shares of our common stock (the “PIPE Shares”), issued in a private placement pursuant to the terms of separate Subscription Agreements (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) and (ii) up to 7,800,174 shares of common stock (which includes 300,000 PIPE Shares) held by affiliates of Shapeways Holdings, Inc. and (b) the selling warrantholders named in the Prospectus or their permitted transferees of up to 298,408 Private Warrants held by affiliates of Shapeways Holdings, Inc. that received Private Warrants in the Distribution (as defined in the Prospectus).

Our common stock and Public Warrants are currently listed on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively. On May 13, 2022, the closing price of our common stock was $1.65 and the closing price for our Public Warrants was $0.15.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 16, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): May 16, 2022
___________________________________
SHAPEWAYS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39092 (Commission File Number)	87-2876494 (I.R.S. Employer Identification Number)

30-02 48th Avenue Long Island City, NY		11101
(Address of principal executive offices)		(Zip Code)

(646) 979-9885
(Registrant's telephone number, including area code)
___________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $.001	SHPW	New York Stock Exchange
Warrants, each warrant exercisable for one share of Common Stock for $11.50 per share	SHPW WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.
On May 16, 2022, Shapeways Holdings, Inc. (the " Company ") issued a press release announcing the Company’s financial results for the quarter ended March 31, 2022. A copy of this press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

The information in this Form 8-K (including Exhibit 99.1 attached hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing by the Company, under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.
Item 9.01 - Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
99.1	Press release issued by Shapeways Holdings, Inc. on May 16, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shapeways Holdings Inc.

Dated: May 16, 2022	By:	/s/ Jennifer Walsh
	Name:	Jennifer Walsh
	Title:	Chief Financial Officer

SHAPEWAYS REPORTS FIRST QUARTER 2022 RESULTS

–Revenue Ahead of Guidance for First Quarter -
–Advances Growth Plan with Strategic Acquisitions –
–Provides Outlook for Second Quarter 2022 -

New York, NY, Monday, May 16, 2022 – Shapeways Holdings, Inc. (NYSE: SHPW) (“Shapeways” or the “Company”), a leader in the large and fast-growing digital manufacturing industry, announced its results for the first quarter ended March 31, 2022.

“We have continued to make targeted investments and are making progress on our strategic priorities in order to drive long-term growth,” said Greg Kress, Shapeways’ Chief Executive Officer. “So far this year, we’ve deployed additional additive manufacturing hardware, further expanded our business development team, and completed three strategic acquisitions. Specifically, the acquisitions closely align with our objectives of accelerating our Otto™ software go-to-market plan, adding complementary manufacturing capabilities, and deepening our reach into our key target verticals.”

Mr. Kress continued, “We see a tremendous opportunity to aggressively expand our share of wallet and add skilled talent to our team. Our customer pipeline remains robust and is growing, and we expect to continue to pursue selective acquisitions to enable us to accelerate our product roadmap, develop new distribution channels and capture additional market share in a disciplined manner. Additionally, the industry verticals we’re targeting are large, healthy, and growing.”

Business Updates

The Company continued its deployment of additional Desktop Metal solutions which further expands its global manufacturing footprint across metals, elastomers, polymers, composites, and digital casting applications. The Company anticipates deploying additional Desktop Metal hardware as the year progresses.

The Company continued to build on its Otto™ Software-as-a-Service (“SaaS”) offering by rolling out the software to its traditional small and midsize manufacturing clients and expanding features to help manage their internal processes. The first phase of Otto provides traditional manufacturers with a simpler, faster, and more flexible path to access 3D printing for industrial-grade production.

The Company expanded its go-to-market strategy by targeting middle market and enterprise customers both geographically and by vertical using its expanded sales team.

Subsequent to quarter end, the Company completed three strategic acquisitions which advance its objectives of accelerating its Otto™ software go-to-market plan, adding complementary manufacturing capabilities, and deepening reach into key target verticals. These acquisitions include:

•MFG.com: Helps custom part manufacturers grow their business by making it easy for them to be discovered on its cloud-based Request for Quote ("RFQ") management platform and helps buyers to ﬁnd the best possible manufacturer that ﬁts their needs through a set of supplier and buyer marketplaces mainly for traditional manufacturing. MFG.com ﬁts well into Shapeways software strategy, adds immediate features with its marketplace products, and is expected to accelerate Otto’s phased rollout.
•MakerOS: Offers a SaaS service to facilitate design, prototype, and production processes for manufacturers and service providers. MakerOS brings features to Otto’s product vision, particularly enhanced quoting, project management, and customer communications tools.
•Linear AMS: An expert in plastics molding, tooling, and production, predominantly in the automotive industry. Headquartered in Michigan, Linear AMS has blue chip automotive customers, certifications, and access to their respective suppliers.

Financial Highlights for the Quarter ended March 31, 2022

•Revenue was $7.6 million compared to $8.8 million for the same period in 2021
•Gross profit was $3.4 million compared to $4.1 million for the same period in 2021
•Gross margin was 45% compared to 47% for the same period in 2021
•Net (loss) income was $(4.0) million compared to $1.7 million for the same period in 2021
•Adjusted EBITDA was $(4.3) million compared to $0.1 million for the same period in 2021

Balance Sheet and Liquidity

As of March 31, 2022, the Company had cash and cash equivalents of $64.8 million. During the quarter the Company deployed over $11 million of cash as part of its execution on the strategic initiative of investing in new technologies and materials; as such, the Company’s normalized operating burn is much lower than Q1 might indicate.

Outlook

The Company expects to continue to make investments to expand its additive manufacturing platform and increase its business development activities throughout the year. The investments are expected to result in a ramp in sales in the back half of the year and are anticipated to pressure margins in the coming quarters.

For the second quarter of 2022, the Company anticipates revenue to be in the range of $8.2 million to $8.5 million.

Webcast and Conference Call Information

Shapeways will host a conference call and webcast on Monday, May 16, 2022, at 5:00 p.m. ET. To participate in the call, please dial 1-844-826-3033, or 1-412-317-5185 for international participants, ten minutes before the scheduled start. Participants may also access the call via live webcast by visiting the investors section of the Company's website at shapeways.com.

If you cannot participate in the live event, a replay will be available on Monday, May 16, 2022, beginning at 8:00 p.m. ET through 11:59 p.m. ET, Monday May 30, 2022. To access the replay, please dial 1-844-512-2921, or 1-412-317-6671 for international participants, and reference pass code 10166548.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and approximately 100 materials and finishes, with the ability to easily scale new innovation. To date, Shapeways has delivered over 23 million parts to 1 million customers in over 180 countries. To learn more, please visit https://www.shapeways.com.

Contact Information
Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com

Special Note Regarding Forward-Looking Statements

Certain statements included in this press release are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding the Company's strategy, future operations, impact of recent acquisitions, outlook, and prospects are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; failure to realize the anticipated benefits acquisitions; ability to retain customers of acquired companies; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that the Company faces significant competition and expect to face increasing competition in many aspects; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that the Company's new and existing solutions and software do not achieve sufficient market acceptance; the loss of key personnel; the inability to timely and effectively scale our platform; and those factors discussed, under the heading "Risk Factors" in Shapeways’ most recent Form 10-K, most recent Form 10-Q, and other documents Shapeways has filed, or will file, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans, or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon forward-looking statements.

Non-GAAP Financial Information

In addition to Shapeways’ results determined in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), Shapeways believes that Adjusted EBITDA, a non-U.S. GAAP financial measure, is useful in evaluating its operational performance. Shapeways uses this non-U.S. GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. Shapeways believes that this non-U.S. GAAP financial information, when reviewed collectively with its U.S. GAAP results, may be helpful to investors in assessing its operating performance.

Shapeways defines Adjusted EBITDA as net income (loss) excluding debt forgiveness, interest expense, net of interest income, income tax benefit, depreciation and amortization, stock-based compensation, change in fair value of warrant liabilities, and other (which includes other income and non-operating gains and losses).

Shapeways believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing and capital expenditures and provides investors with a means to compare its financial measures with those of comparable companies, which may present similar non-U.S. GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA Shapeways may incur future expenses similar to those excluded when calculating these measures. In addition, Shapeways’ presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. Shapeways compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate Shapeways’ business.

SHAPEWAYS HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$64,692	$79,677
Restricted cash	141	142
Accounts receivable	1,504	1,372
Inventory	894	927
Prepaid expenses and other current assets	6,939	4,360
Total current assets	74,170	86,478
Property and equipment, net	12,464	4,388
Right-of-use assets, net	703	842
Goodwill	1,835	1,835
Security deposits	175	175
Total assets	$89,347	$93,718
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,705	$1,909
Accrued expenses and other liabilities	3,486	2,645
Operating lease liabilities, current	551	639
Deferred revenue	515	921
Total current liabilities	6,257	6,114
Operating lease liabilities, net of current portion	252	326
Warrant liabilities	1,130	2,274
Total liabilities	7,639	8,714
Commitments and contingencies
Stockholders’ equity (deficit)
Preferred stock ($0.0001 par value; 10,000,000 shares authorized; none issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	—	—
Common stock ($0.0001 par value; 120,000,000 shares authorized; 48,845,706 and 48,627,739 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	5	5
Additional paid-in capital	198,972	198,179
Accumulated deficit	(116,848)	(112,811)
Accumulated other comprehensive loss	(421)	(369)
Total stockholders’ equity (deficit)	81,708	85,004
Total liabilities and stockholders’ equity (deficit)	$89,347	$93,718

SHAPEWAYS HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(UNAUDITED)
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
Revenue, net	$7,570	$8,789
Cost of revenue	4,161	4,660
Gross profit	3,409	4,129
Operating expenses
Selling, general and administrative	6,145	3,033
Research and development	2,065	1,310
Total operating expenses	8,210	4,343
Loss from operations	(4,801)	(214)
Other income (expense)
Long-term debt forgiveness	—	2,000
Change in fair value of warrant liabilities	762	—
Interest expense	—	(151)
Interest income	1	—
Other income	1	—
Total other income, net	764	1,849
(Loss) income before income tax benefit	(4,037)	1,635
Income tax benefit	—	73
Net (loss) income	(4,037)	1,708
Net (loss) income per share:
Basic	$(0.08)	$0.05
Diluted	$(0.08)	$0.05
Weighted average common shares outstanding:
Basic	53,142,447	35,993,403
Diluted	53,142,447	35,993,403
Other (loss) comprehensive income
Foreign currency translation adjustment	(52)	(9)
Comprehensive (loss) income	$(4,089)	$1,699

SHAPEWAYS HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net (loss) income	$(4,037)	$1,708
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	182	141
Stock-based compensation expense	312	174
Non-cash lease expense	131	845
Non-cash debt forgiveness	—	(2,000)
Change in fair value of warrant liabilities	(762)	—
Change in operating assets and liabilities:
Accounts receivable	(134)	(708)
Inventory	24	50
Prepaid expenses and other assets	(2,567)	(558)
Accounts payable	(193)	(35)
Accrued expenses and other liabilities	851	353
Lease liabilities	(154)	(874)
Deferred revenue	(406)	(36)
Net cash used in operating activities	(6,753)	(940)
Cash flows from investing activities:
Purchases of property and equipment	(8,258)	(136)
Net cash used in investing activities	(8,258)	(136)
Cash flows from financing activities:
Proceeds from issuance of common stock	99	16
Repayments of loans payable	—	(460)
Net cash provided by (used in) financing activities	99	(444)
Net change in cash and cash equivalents and restricted cash	$(14,912)	$(1,520)
Effect of change in foreign currency exchange rates on cash and cash equivalents and restricted cash	(74)	(12)
Cash and cash equivalents and restricted cash at beginning of period	79,819	8,709
Cash and cash equivalents and restricted cash at end of period	$64,833	$7,177
Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$—	$33

SHAPEWAYS HOLDINGS, INC.
RECONCILIATION OF GAAP TO NON-GAAP MEASURES
For the Three Months Ended March 31, 2022 and 2021

	Three Months Ended March 31,
(Dollars in thousands)	2022	2021
Net (loss) income	$(4,037)	$1,708
Debt forgiveness	—	(2,000)
Interest expense, net	—	151
Depreciation and amortization	182	141
Stock based compensation	312	174
Change in fair value of warrant liabilities	(762)	—
Income tax benefit	—	(73)
Other	2	7
Adjusted EBITDA	$(4,303)	$108

SHAPEWAYS HOLDINGS, INC.
QUARTERLY PERFORMANCE
(Unaudited)
(in thousands)

	Three Months Ended,
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
Revenue	$8,789	$8,849	$7,716	$8,269	$7,570
% YoY Growth		26%	(5)%	(5)%	(14)%

Gross Profit	$4,129	$4,293	$3,661	$3,867	$3,409
Gross Margin	47%	49%	47%	47%	45%

Adj. EBITDA	$108	$319	$(1,824)	$(3,106)	$(4,303)

SHAPEWAYS HOLDINGS, INC.
RECONCILIATION OF GAAP TO NON-GAAP MEASURES

	Three Months Ended,
(Dollars in thousands)	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
Net income (loss)	$1,708	$(135)	$2,552	$(2,369)	$(4,037)
Debt forgiveness	(2,000)	—	—	—	—
Interest expense, net	151	130	126	(4)	—
Depreciation and amortization	141	137	146	169	182
Stock based compensation	174	171	438	2,124	312
Change in fair value of warrant liabilities	—	—	(5,088)	(3,018)	(762)
Income tax benefit	(73)	2	—	—	—
Other	7	14	2	(8)	2
Adjusted EBITDA	$108	319	(1,824)	(3,106)	$(4,303)